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SEC FILE NUMBER
8-66139

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NUMIS SECURITIES INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Fifth Avenue Fl 25
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas J. Rego	(212) 277-7311	n.rego@numis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas J. Rego, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Numis Securities Inc, as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PATRICIA A. SMITH
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SM6330711
Qualified in Kings County
Commission Expires Sept. 21, 2023

Signature: [signature]

Title:
Chief Financial & Compliance Officer

[signature] Patricia A Smith
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NUMIS SECURITIES INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2021

NUMIS SECURITIES INC.
INDEX
SEPTEMBER 30, 2021

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Numis Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Numis Securities Inc. (the "Company") as of September 30, 2021, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Supplemental Schedule Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Supplemental Schedule Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of September 30, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017-6204
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

December 16, 2021

We have served as the Company's auditor since 2021.

NUMIS SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2021

Assets		
Cash and cash equivalents	$	11,470,264
Cash segregated under federal and other regulations		100,582
Restricted cash - letter of credit		261,427
Receivables and deposits from broker-dealers		649,563
Research fees receivable		96,018
Receivable from parent		3,093,159
Income taxes receivable		227,351
Receivable from clearing organizations		2,812,338
Deferred tax assets		1,235,027
Operating lease right-of-use assets, net		3,136,202
Fixed assets, net of accumulated depreciation		323,502
Prepaid expenses		128,397
Total assets	$	23,533,830
Liabilities and stockholder's equity		
Liabilities:		
Accrued professional fees	$	73,000
Accounts payable and accrued expenses		297,348
Accrued bonus compensation		2,519,465
Operating lease liabilities		3,397,883
Payable to clearing organizations		481,986
Payable to broker-dealer		34,659
Total liabilities		6,804,341
Commitments (Note 5)		
Stockholder's equity:		
Common stock $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		13,335,994
Accumulated surplus		3,393,395
Total stockholder's equity		16,729,489
Total liabilities and stockholder's equity	$	23,533,830

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2021

Revenues:	
Commissions	$ 7,288,383
Placing fees	7,323,468
Research	2,778,506
Foreign currency exchange gain, net	359,366
Other	285
Total revenues	17,750,008
Expenses:	
Employee compensation and benefits	6,451,026
Intercompany service fee	5,927,981
Occupancy	508,540
Professional fees	357,212
Communication services	259,880
Travel and entertainment	102,900
Information services	241,152
Depreciation	119,107
Clearance fees	282,730
Other	187,788
Total expenses	14,438,316
Income before income tax benefit	3,311,692
Income tax benefit	1,235,027
Net income	$ 4,546,719

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2021

	Common Stock				Additional		Accumulated		
	Shares		Amount		Paid-in Capital		Surplus/(Deficit)		Total
Balance, beginning of year	100	$	100	$	12,977,918	$	(1,153,324)	$	11,824,694
Share-based compensation	-		-		358,076		-		358,076
Net income	-		-		-		4,546,719		4,546,719
Balance, end of year	100	$	100	$	13,335,994	$	3,393,395	$	16,729,489

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2021

Cash flows from operating activities		
Net income	$	4,546,719
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		119,107
Share-based compensation		358,076
Foreign currency exchange gain, net		359,366
Decrease/(increase) in operating assets		
Receivables and deposits from broker-dealers		(227,063)
Research fees receivable		2,391
Receivable from parent		(971,201)
Income taxes receivable		(227,351)
Receivable from clearing organizations		(1,505,906)
Deferred tax assets		(1,235,027)
Operating lease right-of-use assets, net		385,394
Prepaid expenses		(37,740)
Increase/(decrease) in operating liabilities		
Accrued professional fees		23,000
Accounts payable and accrued expenses		(817,831)
Accrued bonus compensation		938,745
Operating lease liabilities		(395,103)
Payable to clearing organizations		(619,740)
Payable to broker		7,072
Deferred research fee		(3,750)
Net cash provided by operating activities		699,158
Cash flows used in investing activities		
Purchases of fixed assets		(7,453)
Net cash used in investing activities		(7,453)
Net increase in cash and cash equivalents		691,705
Effect of exchange rate changes on cash and cash equivalents, cash segregated under federal and other regulations and restricted cash - letter of credit		(359,366)
Cash and cash equivalents, cash segregated under federal and other regulations and restricted cash - letter of credit		
Beginning of year		11,499,934
End of year	$	11,832,273
Supplemental disclosure of cash flow information		
Cash paid for interest	$	2,237
Cash paid for income taxes	$	1,042,186
Cash paid for right-of-use assets		528,942
Disclosures of non-cash financing activity		
Share-based compensation	$	358,076

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021

Note 1 - Description of Business:

Numis Securities Inc. (the "Company"), a Delaware corporation incorporated on July 8, 2003, is a wholly owned subsidiary of Numis Securities Limited (the "Parent"). The Company received its license from the Securities and Exchange Commission (the "SEC") on February 20, 2004. The Parent is in the investment banking and institutional stock-brokerage business, and is a wholly owned subsidiary of Numis Corporation Plc ("Plc"). Plc is a United Kingdom Alternative Investments Markets listed public company on the London Stock Exchange ("LSE").

The Company is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation. The Company, which operates solely in New York, was established to provide securities brokerage services to United States customers trading in United Kingdom and European securities. The Company clears United Kingdom and Irish listed securities through its Parent. The Company holds no customer accounts. Other securities are cleared through separate clearing brokers, Pershing LLC ("Pershing") and StoneX Financial Inc. ("StoneX").

Note 2 - Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid instruments and certificates of deposits with original maturities of less than three months to be cash equivalents. Cash and cash equivalents consist of unrestricted cash balances held with three major financial institutions. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. The Financial Services Compensation Scheme ("FSCS") provides no insurance for deposits in the United Kingdom. From time to time, the Company's balances may exceed the limits of the FDIC; however, the Company believes that its credit risk exposure is limited due to the high credit quality of the institutions holding its cash. At September 30, 2021, this excess was approximately $11,212,357.

Cash Segregated Under Federal and Other Regulations

The Company has segregated cash of $100,582 under federal and other regulations in a Special Reserve Account for the exclusive benefit of Customers. This amount is presented as a separate line on the Company's Statement of Financial Condition.

Note 2 - Significant Accounting Policies (Cont'd):

Fixed Assets

Fixed assets consist of office equipment, furniture, technology equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization. Depreciation expense is computed based on estimated useful lives which are three years for office equipment and technology equipment, and seven years for furniture. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the useful life of the improvement or the lease term.

Receivables and Deposits from Broker-Dealers

Receivables and deposits with broker-dealers represent cash balances on deposit with, and commissions and interest receivable from, the Company's clearing brokers.

Allowance for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company adopted FASB ASC 326-20 in October 2020 under a modified retrospective approach. The new standard had no impact on the Company's accumulated surplus/(deficit).

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in statement of operations.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company has receivables and deposits from broker-dealers and clearing organizations including amounts receivable from unsettled trades, amounts receivable for securities failed to deliver and cash deposits. The Company's introduced trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

Note 2 - Significant Accounting Policies (Cont'd):

Allowance for Credit Losses (Cont'd):

The Company continually reviews the credit quality of its counterparties. Additionally, the Company has research fees receivable which are recognized upon agreement with the customer and settled within business days of invoicing. The amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. Due to the nature of these receivables, no allowance for credit losses has been recorded related to these balances.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of September 30, 2021, the Company believes it was not exposed to such risk. During the year-ended September 30, 2021, no non-related party customer accounted for 10% or more of total revenues. Refer to Note 6 for further information on related party revenue.

Revenue Recognition

The Company presents revenue from contracts with customers using the FASB ASC Topic 606.

The Company's revenues consist of commissions, placing fees, and research. For the year-ended September 30, 2021, the results were as follows:

Commissions from trading	$7,288,383
Placing fees	7,323,468
Research	2,778,506

Commissions Revenue

All revenues from Commission revenues and clearing related expenses are recorded on a trade-date basis as securities transactions occur. The trade execution performance obligation is satisfied on trade date when the control of the financial instrument has been transferred to the customer, providing the customer with the ability to direct the use of and obtain substantially all of the remaining economic benefits from the financial instrument.

Note 2 - Significant Accounting Policies (Cont'd):

Placing Fees

Placing fees are recognized when promised goods or services are transferred to a customer for expected consideration for services performed. These fees represent the Company's share of fees earned by private placings undertaken by the Parent. They are computed based on the fractional share of the fee attributed to the Company's sales effort in assisting in the placing to US customers.

Research

In addition to brokerage commissions, the Company earns compensation in the form of direct payments for provision of third party research. Revenue is recognized once all steps of revenue recognition under ASC 606 have occurred, including that: the performance obligation of providing the research to the customer is satisfied and an agreement has been reached about the value of the research that has been provided. In addition, the Company provides research to a customer over a twelve month period. The revenue for this arrangement is recognized over the term of the subscription. At September 30, 2021 the deferred portion has not been recognized through that date.

Foreign Currency Transactions

The Company's reporting and functional currency is the U.S. dollar. Certain of the Company's revenues earned and expenses incurred are denominated and settled in foreign currencies.

The Company's assets and liabilities denominated in foreign currencies are translated using exchange rates at September 30, 2021. Revenues and expenses are translated at average monthly rates for the year-ended September 30, 2021. The impact of translation gains and losses on assets and liabilities is included as a component of revenues in the Statement of Operations.

Income Taxes

The Company accounts for income taxes in accordance with current FASB ASC 740, Income Taxes. Deferred tax assets and liabilities are provided using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

The Company accounts for certain uncertainties in the accounting for income taxes utilizing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Note 2 - Significant Accounting Policies (Cont'd):

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. These estimates and assumptions are based on judgment and available information, and, consequently, results could be materially different from these estimates.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded any contingent liability in the financial statements for these indemnifications.

Share-Based Compensation

Certain employees of the Company are permitted to participate in Plc's Restricted Stock Plans for Employees of Numis Securities Inc. (the "Plans"). The Plans are accounted for in accordance with FASB ASC 718, Compensation- Stock Compensation for share-based payments which require companies to recognize an expense for stock-based compensation in the Statement of Operations. The Company has recorded compensation expense based on a weighted-average period over the vesting period of the awards, with the offset to additional paid-in capital, as the obligation to issue the shares will be satisfied by Plc.

Right-of-Use Assets and Operating Lease Liabilities

In accordance with ASC 842, *Leases,* the Company has recorded on its Statement of Financial Condition a lease liability and a right of use asset.

Note 2 - Significant Accounting Policies (Cont'd):

Right-of-Use Assets and Operating Lease Liabilities (Cont'd):

The Company's operating lease arrangements are for real estate and equipment leases. Operating lease right-of-use assets represent the Company's right to use the underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's operating lease arrangements may include options to extend the lease terms which the Company does not include in the determination of the minimum lease term. Expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

See note 5 for a summary of our rental commitments under operating leases as of September 30, 2021 and related disclosures.

Note 3 - Receivable from and Payable to Clearing Organizations:

Amounts receivable from and payable to clearing organizations at September 30, 2021, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 2,703,008	$ 481,986
Regular-way trades	109,330	-
	$ 2,812,338	$ 481,986

Securities failed to deliver represent receivables for securities sold that have not been delivered by the clearing organizations for which the settlement date has passed. Securities failed to receive represent payables to clearing organizations for securities purchased that have not been received for which settlement date has passed.

Regular-way trades are subject to standard settlement of trade date plus two days for UK trades, European Union trades, and US trades, and the balance is $109,330 as of September 30, 2021. These trades are presented as receivable, net of payables. These receivables are included in the Receivable from clearing organizations line on the Statement of Financial Condition.

Note 4 - Fixed Assets:

As of September 30, 2021, fixed assets consist of the following:

NUMIS SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021

Note 4 - Fixed Assets (Cont'd):

Furniture and fixtures	$ 220,784
Technology equipment	379,640
Leasehold improvements	289,913
	890,337
Accumulated depreciation	(566,835)
	$ 323,502

Depreciation expense for the year-ended September 30, 2021 was $119,107 and is included in the Statement of Operations.

Note 5 – Commitments:

The Company is obligated under an operating lease for office space which expires on October 31, 2028. The Company has an option to extend the office space lease for 5 years and, if extended, lease payments will be determined at fair market value at the date of commencement of the extended lease period. The Company has not exercised this option and therefore is not included in the operating lease liability and right-of-use asset.

In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses for the base operating year. This lease also calls for a security deposit of $259,125 which was satisfied by a standard letter of credit which is included on the Statement of Financial Condition including accrued interest of $2,302.

In addition, the Company has entered into a 3 year operating lease agreement for office equipment which expires on February 8, 2022.

Occupancy expense and office equipment expense for the year-ended September 30, 2021 was $508,540 and $10,692 respectively, and both are included in the Statement of Operations.

Minimum future annual rental commitments under the operating leases are as follows:

Year Ending	
September 30, 2022	$ 521,814
September 30, 2023	535,525
September 30, 2024	552,800
September 30, 2025	552,800
September 30, 2026	552,800
Thereafter	1,151,667
Total undiscounted lease payments	3,867,406
Less present value discount	(469,523)
Total Lease Liabilities	$ 3,397,883

Note 5 – Commitments (Cont'd):

Weighted Average Lease Terms	7.08
Weighted Average Discount Rate	3.75%
Cash paid for operating lease liabilities	$ 528,942

Note 6 – Related Party Transactions:

In the course of business, the Company acts as agent for the Parent's clients. In return for these services, the Company receives commission revenues and research income from the Parent in accordance with terms of the allocation methodology established in the July 2004 Transfer Pricing Agreement, between the Company and the Parent, as amended in November 2007. The allocation is primarily linked to the level of work performed by the Company.

For the year-ended September 30, 2021, $241,027 of commissions revenue was allocated from the Parent related to trades between the Company's customers and the Parent, which is included in the Commissions line item, in the Statement of Operations. Additionally, $2,778,506 of research income was derived from third party customers in which the Company distributed research that was provided to the Company by the Parent.

In addition, the Company was allocated $7,323,468 as its share of fees from private placements undertaken by the Parent. These fees are included in the Statement of Operations for the year-ended September 30, 2021.

In accordance with the intercompany Transfer Pricing Agreement, the Parent receives a service fee for each transaction that is recorded by the Company based on the Parent's detailed cost analysis on services performed. Services performed include equity administration and support, equity research, broking, and corporate services.

For the year ended September 30, 2021, the intercompany service fee under such agreement was $5,927,981, which is included in the Statement of Operations. At September 30, 2021, a capital contribution of $358,076 was recorded for the shares to be issued by Plc to satisfy the share compensation expense under the restricted stock plans.

As of September 30, 2021 the Company has a receivable balance from the Parent of $3,093,159 in relation to these related party transactions.

Note 7 - Clearing Fee Agreements:

The Company has an agreement with its clearing brokers, StoneX and Pershing. As part of the agreements, the Company maintains a deposit account with each clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice.

Note 7 - Clearing Fee Agreements (Cont'd):

The termination fee is defined in the agreements as a reasonable and determinable amount agreed upon by both parties.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As of September 30, 2021, no such failure has occurred and the Company has recorded no liabilities with regard to the right.

Note 8 - Income Taxes:

The deferred tax assets are comprised of the following:

Deferred:	
Federal	$ 577,836
State and local	657,191
Income tax benefit	1,235,027

The effective tax rate differs from the statutory federal tax rate primarily due to release of the valuation allowance and permanent differences related to the Restricted Stock Plan in note 9. The Company has available net operating loss carry forwards amounting to approximately $3,610,000 for federal income tax purposes, approximately $3,696,000 for state income tax purposes and approximately $3,698,000 for local income tax purposes. These net operating losses carry forwards expire on September 30, 2040, except for current year federal net operating losses that can be carried forward indefinitely.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. For the year ended September 30, 2021, the Company had no taxable income and therefore the Company had no income tax liability. At September 30, 2021, the Company has recorded a deferred tax asset of $1,235,027. The deferred tax asset primarily relates to net operating losses carryforwards, temporary differences associated with the deductibility of depreciation and amortization and share plan accrued expenses.

A valuation allowance is recognized against the deferred tax asset if it is more likely than not such asset will not be realized in future years. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. In evaluating our ability to recover our deferred tax assets, we considered all positive and negative evidence, including projected future taxable income, tax planning strategies, and results of recent operations. The assumption of future taxable income requires the use of significant judgements and are consistent with plans and estimates we are using to manage the underlying businesses.

Note 8 - Income Taxes (Cont'd):

The Company evaluated objective evidence including projected future taxable income against which the deferred tax asset could be utilized and determined the prior year valuation allowance has been reversed. In 2021, the valuation allowance decreased approximately by $931,000. Release of the valuation allowance resulted in the recognition of deferred tax assets and an increase to income tax benefit for the current year-ended September 30, 2021. The Company had no tax liability for uncertain tax positions as of September 30, 2021.

The Company is subject to New York State and City taxes based on capital. During the year-ended September 30, 2021, the Company recognized $2,186 of state capital taxes, which are included in other expenses in the Statement of Operations. The Company had no federal and city income tax expenses during the year-ended September 30, 2021.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The Company files income tax returns in the United States, New York State and New York City. The returns for years ended September 30, 2018 through 2020 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the other expense line item of the Statement of Operations.

Note 9 - Restricted Stock Plans:

a) Details of restricted stock plans

During the year ended September 30, 2006 the Company had approved a plan (USRSP #1) under which selected employees were awarded a share purchase option to buy Plc stock on the LSE. During the year ended September 30, 2008 the Company approved and made further awards pursuant to two additional plans, USRSP #2 and USRSU #1.

Both USRSP #1 and #2 plans were fully vested in the years ended September 30, 2012 and September 30, 2015, respectively. No further awards will be made under either plan. The USRSU #1 plan remains current with awards and vestings taking place during the financial year.

b) Awards during the current year-ended, September 30, 2021

USRSU #1

There were no restricted share units outstanding at the beginning of the current year-ended September 30, 2021 that had been awarded under USRSU #1.

49,394 shares were awarded during the year-ended September 30, 2021 all in December 2020, with a total value of $228,532 and an average price of $4.63.

Note 9 - Restricted Stock Plans (Cont'd):

No vestings took place under the plan during the year-ended September 30, 2021.

As of September 30, 2021, there were 49,394 restricted share units outstanding with an average price of $4.63. Compensation expense related to the USRSU #1 plan amounted to $100,325 for the year ended September 30, 2021, which is included in the statement of operations. As of September 30, 2021, there was $110,687 of total unrecognized compensation cost related to non-vested restricted share units granted under the Plan. The cost is expected to be recognized over a weighted average period of 1.22 years.

OPTION SCHEME

The Group operates an employee option scheme which was originally formulated and approved in 2001. Under this scheme an option cannot be exercised later than the tenth anniversary after the grant date. The earliest date of exercise is usually three years after the date of grant.

There were no options exercised during the year-ended September 30, 2021. As of September 30, 2021 there were 19,762 unexercised options outstanding with a weighted average exercise price of $4.17 based on market value and $1.06 based on intrinsic value provided by Bloomberg. The awards were fully amortized before the start of the year and there was no compensation expense recorded for the year ended September 30, 2021. There were no further unrecognized compensation costs under the option plan.

US LTIP (2017) PLAN

In January 2017, a new scheme was formulated with share awards vesting after 4 years in 5 parts with differing share price conditions: the first 50% as a basic award with no price conditions; the next 10% if the closing daily share price is at or above £2.09 (the base price); the next 15% if the closing daily share price is at or above £3.09 (base price plus £1.00); the next 15% if the closing daily share price is at or above £4.09 (base price plus £2.00); and the final 10% if the closing daily share price is at or above £5.09 (base price plus £3.00). In all instances, the closing share price must remain at or above the given levels for a consecutive 90 days within the 4 year vesting period in order to trigger that particular tranche. All tranches achieving the price targets become entitled for vesting after the four year period providing personal and peer group soft targets around conduct and due diligence are met.

The fair value for each tranche has been calculated by independent expert advisers (Aon Hewitt) who have run a number of simulations to derive their calculations.

In January 2017, 1,500,000 awards were made to 3 individuals. In January 2021 at the end of the 4 year term, the awards vested with the final performance award for the share price going above £5.09 not achieved. In all, 1,350,000 shares vested at an average price of $4.52. The remaining 150,000 shares were forfeited. In addition, 194,593 additional shares were awarded in lieu of the foregone dividends over the 4 year period at an average price of $4.52. There were no shares unvested at September 30, 2021.

Compensation expense amounted to $257,750 for the year ended September 30, 2021, which is included in the statement of operations.

NUMIS SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021

Note 10 - 401(K) Profit Sharing Plan:

The Company maintains a 401(K) Profit Sharing Plan ("Plan") for the benefit of all eligible employees who meet certain plan requirements. Under the Plan, the Company is required to make a 3% "safe harbor" contribution to all eligible employees. Vesting in the 3% Company contribution is immediate. The Company may also elect to make a discretionary profit sharing contribution to the Plan regardless of the amount of service completed by the employee during the year. Vesting in such profit sharing contributions is 20% after two years plus an additional 20% per year thereafter. The expense associated with this Plan for the year ended September 30, 2021 was $84,342. There were no discretionary contributions for the year ended September 30, 2021.

Note 11 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $250,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At September 30, 2021, the Company had net capital of $12,275,727 which was $11,990,068 in excess of its required minimum net capital of $285,659. The ratio of aggregate indebtedness to net capital was 0.35 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC for other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and are limited to: (1) collection of fees for the distribution of research reports; (2) share of fees earned from private placements undertaken from the Parent, and (3) share of commissions earned from the Parent for trades between the Company's customers and the Parent.

Note 12 - Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2021, and through the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2021.

SCHEDULE I

NUMIS SECURITIES INC.
SUPPLEMENTAL SCHEDULE
AS OF SEPTEMBER 30, 2021

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total stockholder's equity		$ 16,729,489
Accrued bonus compensation net of tax benefit		1,662,847
Nonallowable assets		
Research fees receivable	$ (96,018)	
Fixed assets, net of accumulated depreciation	(323,502)	
Prepaid expenses	(128,397)	
Receivable from parent	(3,093,159)	
Income taxes receivable	(227,351)	
Deferred tax assets	(1,235,027)	
Restricted cash - letter of credit	(261,427)	
Total nonallowable assets		(5,364,881)
Net capital before haircuts on foreign currency		13,027,455
Haircuts on foreign currency		(564,824)
Charges for aged fails to deliver		(186,904)
Net capital		$ 12,275,727
Aggregated indebtedness		
Items included in the statement of financial condition		
Accrued professional fees		73,000
Accounts payable and accrued expenses		297,348
Operating lease liabilities		3,397,883
Payable to clearing organizations		481,986
Payable to broker-dealer		34,659
Total aggregate indebtedness		$ 4,284,876
Computation of basic net capital requirement		
Minimum net capital required (the greater of $250,000 or 6-2/3% of aggregate indebtedness)		$ 285,659
Excess net capital		$ 11,990,068
Ratio: Aggregate indebtedness to net capital		.35 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of amended Form X-17A-5 as of September 30, 2021.

SCHEDULE II

NUMIS SECURITIES INC.
SUPPLEMENTAL SCHEDULE
AS OF SEPTEMBER 30, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and (ii) of the Rule.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC for other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and are limited to: (1) collection of fees for the distribution of research reports; and (2) share of fees earned from private placements undertaken from the parent company, and (3) share of commissions earned from the parent for trades between the Company's customers and the parent company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Numis Securities Inc.

We have reviewed Numis Securities Inc.'s assertions, included in the accompanying Numis Securities Inc.'s Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions").

(2) The Company stated that it met the identified exemption provisions throughout the year ended September 30, 2021 without exception.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) collection of fees for the distribution of research reports; (2) share of fees earned from private placements undertaken by the parent company; and (3) share of commissions earned from the parent for trades between the Company's customers and the parent company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended September 30, 2021 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended September 30, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

December 16, 2021

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017-6204
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Numis Securities Inc.'s Exemption Report

Numis Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k) (2): (i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) collection of fees for the distribution of research reports; and (2) share of fees earned from private placements undertaken by the parent company, and (3) share of commissions earned from the parent for trades between the Company's customers and the parent company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Numis Securities Inc.

I, Nicholas Rego, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: [signature]

Nicholas J. Rego, CFO
December 16, 2021